Mail Stop 4-7

      January 14, 2005


N.W. Jasper, Jr.
President and Chief Executive Officer
Dolby Laboratories, Inc.
100 Potrero Avenue
San Francisco, California 94103-4813

	RE:	Dolby Laboratories, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
		Filed December 30, 2004
		File No. 333-120614

Dear Mr. Jasper:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary, page 1

1. We note your enhanced disclosure in response to prior comment
8.
However, you should also disclose your historical and pro forma diluted net income per share in the summary.


Risk Factors, page 7

	It is possible that we may be treated as a personal holding company..., page 22

2. Revise this risk factor discussion to clarify that you are unable to currently quantify the amount of tax for which you could be liable or any dividend that you may elect to pay in the future, as indicated in your response to prior comment 20. Briefly explain why the amount is not currently quantifiable.

	We will incur increased costs and demands upon management..., page 24

3. We note your response to prior comment 22 regarding your inability to quantify the expected increase in expenses associated with the increase in legal and compliance costs. Please advise whether or not the company examined the potential costs associated with public company reporting requirements in connection with its consideration of conducting an initial public offering. If so, did the company evaluate how it would fund the costs of operating as a public company and, in doing so, estimate the costs or a range of costs that it might incur?

Use of Proceeds, page 30

4. We note your response to prior comment 26. However, you should also disclose the amount and use of proceeds from the over-allotment option in the Use of Proceeds section.

Pro Forma Unaudited Consolidated Statements of Operations Data,
page
37

5. We note your response to prior comment 27. We continue to believe that you should revise to delete the pro forma statement of operations for the years ended September 27, 2002 and September 26,
2003. Pro forma information may be presented for only the most recent fiscal year and interim period. See Rule 11-02(c) of Regulation S-X. Please make this revision throughout your registration statement including your presentation and discussion of the respective quarterly information.

Critical Accounting Policies, page 43

6. We reissue prior comment 31 with regard to your continued references to third party valuations or independent valuation firms.
While you are not required to make reference to these "third parties" or "independent firms," when you do you should specifically identify each appraiser as an expert and include their consent in the registration statement. Alternatively, you should revise to eliminate these references and clearly disclose that management is primarily responsible for determining fair values. We will not object if you wish to state in revised disclosure that management considered a number of factors, including valuations or appraisals, when making these determinations. In any case, your disclosure should clearly indicate that management is responsible for these valuations.

Business, page 60

      Customers, page 80

7. We note your response to prior comment 40. Please disclose whether or not any of these customers represent 5% or more of your revenues. In addition, as these customers are significant users of your products and services, consider deleting the word
"representative" from the "Representative End-Users" column heading.

	Competition, page 84

8. Please disclose that you are unable to provide quantified disclosure regarding your market share in the markets in which you operate, as indicated in your response to prior comment 41, and explain the reason for that inability.

Description of Capital Stock, page 106

9. We note your response to prior comment 42. Please revise your disclosure to include this information.

Financial Statements

1. Summary of Business and Significant Accounting Policies

	Goodwill and Intangible Assets, page F-8

10. We note your response to our prior comment 49.  Please:

* Disclose the amount of goodwill allocated to each segment.
Refer
to paragraph 45 of SFAS 142.
* Supplementally tell us in detail how you determined that goodwill should be assigned to each reporting unit "based upon the recorded allocation of purchased intangibles at the acquisition date." Refer to paragraphs 34-35 of SFAS 142 in your response. Further, tell us in detail how you allocated the purchased intangibles to each of your operating segments / reporting units.

		Stock-based Compensation, page F-12

11. We have reviewed your correspondence dated November 29, 2004. We note your statement that you determined the reassessed estimated fair values of the Class B common stock with the benefit of hindsight and after analysis of relevant factors with specific reference to the valuation reports. However, your estimated fair values appear based on the midpoint of the expected IPO price range of $17.33. Please clarify for us this apparent discrepancy.

12. Further, tell us why fair value was not determined either in a contemporaneous valuation by an unrelated valuation specialist, retrospective valuation by an unrelated valuation specialist, or contemporaneous or retrospective valuation by a related-party valuation specialist.

13. We note that you utilized the midpoint of the expected IPO price range as the basis for the estimated fair value for all equity awards. It is unclear to us why you believe the estimate of the ultimate IPO price is a reasonable basis for the determination of the estimated fair value for your pre-IPO equity transactions. Please advise. Further:

* Tell us in more detail why you believe that it is the most reliable and relevant estimate of value.
* Tell us the basis for determining the IPO range, addressing multiple calculations or various methodologies employed to determine the range.

14. Additionally we note that you recorded the stock-based compensation charge based on the "reassessed estimated fair value as a percentage of the midpoint of the expected IPO price range." Describe in detail how you determined each percentage. Please identify the factors considered during each grant date that clearly explain the increases in the percentages utilized, including but not limited to, the increasing probability that Ray Dolby would transfer the intellectual property rights to you, thereby absolving you of further royalty obligations.

15. Tell us why you believe that it is appropriate (if at all) to use a sliding scale of factors ranging from 90% - 65% for discounting fair value during the 12 months prior to the date of the most recent balance sheet included in the registration statement.

16. Provide us with a detailed discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

17. Specifically tell us why Houlihan`s most recent valuation report issued in October 2004 did not account for the factors that you considered in your reassessment of estimated fair value.

18. In any event, since your assessment of fair value was not based on a contemporaneous valuation performed by an unrelated valuation specialist, please disclose in your MD&A the following information relating to your issuances of equity instruments:

* A discussion of the significant factors, assumptions and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price;
* The valuation alternative selected and the reason management chose not to obtain contemporaneous valuation by an unrelated valuation specialist.

19. Further disclose in your MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date
(year-
end or interim) presented in your registrations statement.

20. Disclose in your financial statements, at a minimum, the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet (year-end or interim) included in the registration statement:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts);
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
* If the valuation specialist was a related party, a statement indicating that fact.

21. We note that you had 1,979,000 option grants during the year ended September 26, 2003. Tell us how you determined the estimated fair value of your Class B common stock when considering whether you should record stock-based compensation expense for those grants. Supplementally, provide us with any information that supports your estimated fair value.

?. Segment Information, page F-25

22. Tell us if you considered the customer disclosures required under paragraph 39 of SFAS 131.

11. Legal Proceedings, page F-27

23. We note your response to prior comment 62. Supplementally provide us with more specific details of the third party allegations of the breach of a pre-existing royalty-sharing agreement. Tell us why you agreed to the settlement and tell us how the settlement amount was determined. Finally, tell us why you believe the classification as a settlement expense versus cost of revenue was appropriate.

Exhibit 5.1, Legality Opinion

24. Counsel must opine on the legality of the shares under the laws of the state in which the company is incorporated. State clearly, if true, that you are opining on Delaware state law.

*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 824-5332 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832 or me at (202) 942-1990 with any other
questions.


							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Mark B. Baudler, Esq.
	Fax:  650-493-6811
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N.W. Jasper, Jr.
Dolby Laboratories, Inc.
January 14, 2005
Page 6